As filed with the Securities and
                      Exchange Commission on April 15, 2009
                           Registration No. 333-153765


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

 [ ] Pre-Effective Amendment No.        [X] Post-Effective Amendment No.   1
                                ------                                  --------

               EXCELSIOR DIRECTIONAL HEDGE FUND OF FUNDS (TI), LLC (Exact Name of Registrant as Specified in Charter)

                               225 HIGH RIDGE ROAD
                               STAMFORD, CT 06905
                    (Address of Principal Executive Offices)
                                 (203) 352-4497
                         (Registrant's Telephone Number,
                              Including Area Code)

                               C/O DAVID R. BAILIN
                     U.S. TRUST HEDGE FUND MANAGEMENT, INC.
                               225 HIGH RIDGE RD.
                               STAMFORD, CT 06905
                     (Name and Address of Agent for Service)

                                    COPY TO:

                            KENNETH S. GERSTEIN, ESQ.
                            SCHULTE ROTH & ZABEL LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
       ------------------------------------------------------------------

Calculation of Registration Fee under the Securities Act of 1933:

                          PROPOSED MAXIMUM
TITLE OF SECURITIES       AGGREGATE OFFERING     AMOUNT OF
BEING REGISTERED          PRICE                  REGISTRATION FEE
Interests                 $97,000,000*           $3,812.10**


* Previously registered.

** Previously paid.

It is proposed that this filing become effective immediately upon filing, pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

This Post-Effective Amendment consists of the following:

(1) Facing Sheet of the Registration Statement.

(2) Part C to the Registration Statement (including signature page).

The Proxy Statement/Prospectus and the Statement of Additional Information in the form filed on November 12, 2008 pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated herein by reference.

This Post-Effective Amendment is being filed solely for the purpose of filing, as Exhibit No. 12 to the Registration Statement, the opinion of counsel supporting tax matters.

                            PART C- OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

Reference is made to Section 3.8 of Registrant's Limited Liability Company Agreement (the "Company Agreement"). Registrant hereby undertakes that it will apply the indemnification provision of the Company Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of such Act remains in effect.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to managers, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

(1)  Certificate of Formation*

(2)  Limited Liability Company Agreement***

(3)  Not Applicable

(4)  Agreement and Plan of Acquisition***

(5)  See Item 16(2)

(6)  Management Agreement**

(7)  Placement Agent Agreement**

(8)  Not Applicable

(9)  Custodian Services Agreement**

(10) Not Applicable

(11) Opinion and consent of counsel as to legality of securities***

(12) Opinion and consent of counsel supporting tax matters, filed herewith.

(13) Administration Agreement**

(14) Consent of Independent Registered Public Accounting Firm***

(15) Not Applicable

(16) Power of Attorney***

     * Previously filed with the Registrant's Registration Statement on Form N-2 with the Securities and Exchange Commission on March 15, 2007.
     ** Previously filed with the Registrant's Registration Statement on Form N-2 with the Securities and Exchange Commission on May 16, 2007.
     *** Previously filed with the Registrant's Registration Statement on Form N-14 with the Securities and Exchange Commission on October 1, 2008.


ITEM 17.  UNDERTAKINGS

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Stamford and State of Connecticut, on the 15th day of April, 2009.

                                       EXCELSIOR DIRECTIONAL HEDGE FUND
                                       OF FUNDS (TI), LLC

                                       By:  /s/ Spencer N. Boggess
                                            ------------------------------------

                                       Name:   Spencer N. Boggess
                                       Title:  Chief Executive Officer



As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                     TITLE                   Date


/s/ Gene M. Bernstein*                       Manager            April 15, 2009
-----------------------------
Gene M. Bernstein


/s/ Victor F. Imbimbo, Jr.*                  Manager            April 15, 2009
-----------------------------
Victor F. Imbimbo, Jr.


/s/ Stephen V. Murphy*                       Manager            April 15, 2009
-----------------------------
Stephen V. Murphy


/s/ Spencer N. Boggess*             Chief Executive Officer     April 15, 2009
-----------------------------
Spencer N. Boggess


/s/ Steven L. Suss*                 Chief Financial Officer     April 15, 2009
-----------------------------
Steven L. Suss


* By: /s/ Marina Belaya
     ---------------------------------------
  as Attorney-in-Fact and Agent pursuant to Power of Attorney

                                  EXHIBIT INDEX


       EXHIBIT NUMBER                           DOCUMENT DESCRIPTION

            (12)                      Opinion of Counsel Supporting Tax Matters